MAIL STOP 3561


								January 19, 2006



Mr. Laurence S. Levy
Chief Executive Officer
Rand Acquisition Corporation
450 Park Avenue, 10th Floor
New York, New York 10022


RE:	Rand Acquisition Corporation
	Preliminary Proxy Statement on Schedule 14A
	Amendment No. 2 Filed January 13, 2006
      File No. 0-50908

Dear Mr. Levy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated September 7, 2005

1. We note the amended Form 8-K and revisions to the Schedule 14A in response to our prior comments 15 and 16. These amended disclosures do not clearly communicate the nature of the differences. Accordingly, please revise the Form 8-K to delete the reconciliation presented. Further revise the Form 8-K to prominently and boldly disclose the following information:
* the specific nature of the financial information presented,
* the reason why the financial information is disclosed in the Form,
* the basis of presentation,
* whether the financial information is in full compliance with Canadian GAAP,
* the reasons why management believes the financial information is useful to an investor,
* how you believe investors should utilize the financial information, and
* the type of assurance and comfort the financial information gives investors considering that it was not audited.

Provide us with an updated reconciliation that explains whether each difference is due to the use of Canadian GAAP or represents an error in the financial information provided in the Form 8-K. If the difference is a result of the application of Canadian GAAP, provide us with your source in the Canadian GAAP literature that supports the presentation. If the difference is due to an error, you will need to provide all of the disclosures required by APB 20 in your Schedule 14A.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Todd J. Emmerman (by facsimile)
      	212.894.5873


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Laurence S. Levy
Rand Acquisition Corporation
January 19, 2006
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